September 6, 2024

Via EDGAR

Ms. Rucha Pandit
Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628

> Re: **Guardian Pharmacy Services, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed August 22, 2024**
> **File No. 333-274847**

Dear Ms. Pandit:

On behalf of our client, Guardian Pharmacy Services, Inc. (the "Company"), this letter responds to comments of the Staff (the "Staff") of the Division of Corporation Finance of the Securities and Exchange Commission (the "Commission") contained in the letter from the Staff dated September 3, 2024 (the "Comment Letter") in regard to the above-referenced Amendment No. 1 ("Amendment No. 1") to the Registration Statement on Form S-1 (the "Registration Statement"). All defined terms in this letter have the same meanings as given to them in the Amendment No. 1 unless otherwise indicated.

The Company's responses to the comments presented in the Comment Letter are set forth below. The text of the applicable comment precedes each of the Company's responses. As representatives of the Company discussed telephonically with members of the Staff on September 5, 2024, we have attached as exhibits to this letter certain revised disclosures that the Company proposes to include in Amendment No. 2 ("Amendment No. 2") to the Registration Statement (in redline format, marked against Amendment No. 1, with deletions indicated by strikethrough and in red font, and additions indicated by underlining and in blue font) in response to the Comment Letter. The Company is seeking confirmation from the Staff that, in accordance with the telephone discussions, including these proposed revisions in Amendment No. 2 will satisfactorily address the Staff's comments in the Comment Letter.

Amendment No. 1 to Registration Statement on Form S-1

Corporate Reorganization, page 47

1. **Please revise your organizational chart to depict the percentage ownership held by each of your Class A and Class B Stockholders.**

   Response: In response to the Staff's comment, the Company confirms that it will revise the organizational chart on page 48 in Amendment No. 2 to specify the percentage ownership to be held by the Company's Class A stockholders and Class B stockholders after giving effect to the Corporate Reorganization and the offering.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations for the Three and Six Months Ended June 30, 2023 and 2024, page 60

2. **Where you attribute material fluctuations in your results of operations to multiple factors, please quantify each factor cited. In this regard, you attribute organic growth and acquisitions to the increase in revenues, cost of goods sold, and selling, general, and administrative expenses. Refer to Item 303(b) of Regulation S-K.**

   Response: In response to the Staff's comment, the Company proposes to revise its disclosures on pages 60 and 61 as set forth on Exhibit A hereto to quantify, to the extent such information is available to the Company, each material factor cited.

Notes to the Unaudited Interim Consolidated Financial Statements
2. Acquisitions, page F-37

3. **Please disclose the information required under ASC 805-10-50-3 including the amounts of revenue and earnings of the acquirees since the acquisition date, supplemental pro forma information, and acquisition related costs.**

   Response: The Company respectfully advises the Staff that, and as discussed in the telephone conference on September 5, 2024, the Company had considered the requirements of ASC 805-10-50-3 and had determined that the Acquisitions were not material, individually or in the aggregate, for purposes of ASC 805-10-50-3. Accordingly, the Company determined that it was not required to disclose the information required by ASC 805-10-50-3.

   Nevertheless, in response to the Staff's comment, and in order to provide clearer and more meaningful disclosure to investors, in addition to the additional disclosure proposed to be included in response to Comment 2 above, the Company proposes to revise its disclosure on page F-37 and F-38 to quantify the impact of the Acquisitions on the Company's revenue during the most recently completed interim period, and to confirm

the immateriality of supplemental pro forma financial information related thereto, all as set forth on <u>Exhibit B</u> hereto.

* * * * * * *

On behalf of the Company, we respectfully request confirmation that the proposed revisions will address the comments in the Comment Letter. If you have any questions regarding the foregoing, please do not hesitate to contact me at 404.581.8573, or by email at mlhanson@jonesday.com.

Very truly yours,

/s/ Mark L. Hanson, Esq.

cc: Keira Nakada
       Angela Lumley
       David Morris, Chief Financial Officer, Guardian Pharmacy Services, Inc.
       Anna T. Pinedo, Esq., Mayer Brown LLP
       Justin W. McKithen, Esq., Jones Day

Exhibit A

Proposed Revised Disclosure – Comment 2

Other expense, net	151	91	192	164
Total other expense	853	1,157	1,596	1,995
Net income	24,442	15,848	30,156	22,943
Less: net income attributable to non-controlling interest[(2)]	(2,972)	(5,224)	(6,982)	(9,533)
Net income attributable to Guardian Pharmacy, LLC	$ 21,470	$ 10,624	$ 23,174	$ 13,410
Adjusted EBITDA[(3)]	$ 18,129	$ 21,676	$ 37,155	$ 41,931

(1) Included in selling, general, and administrative expenses is share-based compensation expense (income) of ($11,997) and ($272) during the three months ended June 30, 2023 and 2024, respectively, and ($4,068) and $5,673 during the six months ended June 30, 2023 and 2024, respectively. This share-based compensation expense and income primarily represents non-cash recognition of changes in the value of units, and has historically been recorded as a liability using a cash settlement methodology as calculated on a quarterly basis. In connection with the completion of this offering, we will implement a new equity plan that is expected to be accounted for as equity awards under GAAP. As a result, we expect volatility in net income from material changes in the liability associated with units will be substantially lessened following this offering. See "*Management's Discussion and Analysis of Financial Condition and Results of Operations—Components of Results of Operations—Share-based compensation expense (income)*" and "*Executive Compensation—2024 Equity and Incentive Compensation Plan.*"

(2) These figures reflect minority membership interests in our subsidiaries. Such minority membership interests in the Converting Subsidiaries (but not in the Non-Converting Subsidiaries) will be eliminated immediately prior to the completion of this offering pursuant to the Corporate Reorganization. The income attributable to non-controlling interests of Non-Converting Subsidiaries for all periods presented is immaterial to the consolidated financial statements.

(3) See "*Prospectus Summary—Summary Historical Consolidated Financial and Other Data—Adjusted EBITDA and Other Non-GAAP Financial Measures*" for more information and for a reconciliation of Adjusted EBITDA to net income, the most directly comparable financial measure calculated and presented in accordance with GAAP.

Revenue

	Three Months Ended June 30,			Six Months Ended June 30,		
	2023	2024	% Change	2023	2024	% Change
	(in thousands)			(in thousands)		
Revenue	$253,439	$300,037	18.4%	$502,385	$575,447	14.5%

Revenue for the three months ended June 30, 2024 increased by $46.6 million or 18.4% compared to the three months ended June 30, 2023. ~~The~~$15.9 million of the increase was ~~primarily due~~attributable to revenue from the ~~organic growth of our business~~Acquisitions, ~~coupled~~ with ~~revenues from~~the remaining $30.7 million of the ~~Acquisitions~~increase attributable to the organic growth of our business. Further, the increase was attributable to increases in the number of residents served from 156,000 residents during June 2023 to 174,000 residents during June 2024 and prescriptions dispensed from 5.4 million during the three months ended June 30, 2023 to 6.2 million during the three months ended June 30, 2024, as well as annual drug price inflation.

Revenue for the six months ended June 30, 2024 increased by $73.1 million or 14.5% compared to the six months ended June 30, 2023. ~~The~~$15.9 million of the increase was ~~primarily due~~attributable to revenue from the ~~organic growth of our business~~Acquisitions, ~~coupled~~ with ~~revenues from~~the remaining $57.2 million of the ~~Acquisitions~~increase attributable to the organic growth of our business. Further, the increase was attributable to increases in the number of residents served from 156,000 residents during June 2023 to 174,000 residents during June 2024 and prescriptions dispensed from 10.7 million during the six months ended June 30, 2023 to 12.0 million during the six months ended June 30, 2024, as well as annual drug price inflation.

Cost of goods sold

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024	
	(in thousands)			(in thousands)		
Cost of goods sold	$203,117	$238,749	17.5%	$400,845	$459,058	14.5%
Percentage of revenue	80.1%	79.6%		79.8%	79.8%	

Cost of goods sold for the three months ended June 30, 2024 increased by $35.6 million or 17.5% compared to the three months ended June 30, 2023. ~~The~~$13.9 million of the increase was ~~primarily due attributable~~ to the ~~organic growth~~Acquisitions, with the remaining $21.7 million of ~~our business, coupled with cost~~the increase attributable to the organic growth of ~~sales associated with the Acquisitions~~our business. Cost of goods sold as a percentage of revenue decreased from 80.1% to 79.6% during the three months ended June 30, 2024.

Cost of goods sold for the six months ended June 30, 2024 increased by $58.2 million or 14.5% compared to the six months ended June 30, 2023. ~~The~~$13.9 million of the increase was ~~primarily due~~attributable to the ~~organic growth of our business~~Acquisitions, ~~coupled ~~with ~~cost of sales associated with~~the remaining $44.3 million increase attributable to the ~~Acquisitions~~organic growth of our business. Cost of goods sold as a percentage of revenue remained consistent, at 79.8% for both periods.

Selling, general, and administrative

	Three Months Ended June 30,		% Change	Six Months Ended June 30,		% Change
	2023	2024		2023	2024	
	(in thousands)			(in thousands)		
Selling, general, and administrative ..	$25,027	$44,283	76.9%	$69,788	$91,451	31.0%
Percentage of revenue	9.9%	14.8%		13.9%	15.9%	

Selling, general and administrative expenses increased $19.3 million or 76.9% for the three months ended June 30, 2024 compared to the three months ended June 30, 2023. The increase was primarily due to share-based compensation expense (income), which was an income of ($0.3) million for the three months ended June 30, 2024, compared to ($12.0) million for the three months ended June 30, 2023. Additionally, $7.6 million of the increase in selling, general, and administrative expenses ~~increased $7.6 million,~~was driven by an increase in average employee headcount, with $5.6 million resulting from organic growth and $2.0 million resulting from the Acquisitions. Selling, general and administrative expense as a percentage of revenue increased from 9.9% to 14.8% based primarily on decreases to share-based compensation income described above.

Selling, general and administrative expenses increased $21.7 million or 31.0% for the six months ended June 30, 2024 compared to the six months ended June 30, 2023. The increase was primarily due to share-based compensation expense (income), which was an expense of $5.7 million for the six months ended June 30, 2024, compared to an income of ($4.1) million for the six months ended June 30, 2023. Additionally, $11.9 million of the increase in selling, general, and administrative expenses ~~increased $11.9 million,~~was driven by an increase in average employee headcount, with $9.9 million resulting from organic growth and $2.0 million resulting from the Acquisitions. Selling, general, and administrative expense as a percentage of revenue increased from 13.9% to 15.9% based primarily on increases in share-based compensation expense described above.

Exhibit B

Proposed Revised Disclosure – Comment 3

The Company's business model involves periodically acquiring institutional pharmacies servicing long-term care facilities and their residents as well as residents in other care settings. The Company's strategy includes the acquisition of freestanding institutional pharmacy businesses as well as other assets, generally less significant in size, which are combined with existing pharmacy operations to augment internal growth.

During the three months ended June 30, 2024, the Company completed four acquisitions (the "Acquisitions"). ~~The Acquisitions were determined to be individually immaterial, but material in the aggregate.~~

Total consideration for the Acquisitions included cash of $10,243 and contingent earnout payments of up to $1,950 if certain revenue and earnings targets are achieved by certain acquired entities during the one-year period subsequent to the acquisition dates. The fair value of the contingent consideration arrangement at the acquisition dates and at June 30, 2024 was $1,950 (see the *Fair Value Measurements* Note 4 for more information). The total preliminary purchase consideration for the Acquisitions was $12,193.

The Acquisitions included non-controlling interests, for which the fair value was estimated to be $4,989. The fair value of the non-controlling interests was estimated by utilizing the implied fair value of the non-controlling interests, determined based on the acquisition price, and considering discounts necessary due to the lack of marketability and lack of control associated with the non-controlling interest. During 2024, we incurred an immaterial amount of acquisition costs in connection with the Acquisitions.

The Acquisitions were treated as a purchase in accordance with ASC 805, *Business Combinations*, which requires recognition of the estimated fair values of assets acquired and liabilities assumed in a transaction. Our recognition of the assets acquired and liabilities assumed was based on management's judgement after evaluating several factors, including a preliminary valuation assessment. This recognition is preliminary and subject to changes, which could be material, as additional information becomes available and the valuation of assets and liabilities is finalized.

The preliminary recognition of the assets acquired and liabilities assumed for the Acquisitions as of June 30, 2024 is as follows:

(in thousands)	**Fair Value**
Total preliminary purchase consideration	$12,193
Net assets acquired:	
Inventory	1,539
Other assets	1,860
Intangible Assets	4,650
Other liabilities	(1,258)
Non-controlling interest equity	(4,989)

Net assets acquired	1,802
Goodwill	$10,391

Goodwill and Intangible Assets

Goodwill represents the excess of the purchase price over the estimated fair value of the identifiable net assets acquired in the Acquisitions. Goodwill represents future economic benefits expected to arise from the Company's expanded presence in the long-term care pharmacy industry, the assembled workforce acquired, expected revenue synergies, as well as operating efficiencies and cost savings.

Intangible assets are comprised of customer lists and trademarks. The fair values and the weighted average useful lives for the customer lists and trademarks were $4,100 and $550, and 10 years and 5 years, respectively.

Consolidated Results of Operations

The results of operations for the Acquisitions have been included in the consolidated financial statements since the date of acquisition. During both the three and six months ended June 30, 2024, the Company's consolidated statements of income include $15,871 of revenue associated with the Acquisitions. Net income associated with the Acquisitions is not material to the consolidated financial statements.

The comparable prior period results of operations associated with the Acquisitions are not material to the consolidated financial statements, and as such, supplemental pro forma financial information is not presented.

3. Debt Arrangements

Line of credit

On May 13, 2024, the Company entered into the Sixth Amendment to Third Amended and Restated Loan and Security Agreement (the "Amendment") to the existing credit facility ("Credit Facility"). The amendment extended the line of credit termination date from April 23, 2025 to April 23, 2027. The line of credit now bears an interest rate equal to the one-month Secured Overnight Financing Rate ("SOFR") plus an additional rate of 1.80% to 2.80% based on certain financial ratios maintained by the Company.

Notes Payable

Long-term debt consists of the following:

(in thousands)	December 31, 2023	June 30, 2024
Term loan	$23,000	$35,625
Deferred financing costs, net	(31)	(170)
Total notes payable	22,969	35,455